Exhibit 99.2

Borr Drilling Limited Announces First Quarter 2026 Results

Hamilton, Bermuda, May 20, 2026: Borr Drilling Limited (NYSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three months ended March 31, 2026.

Highlights

•	First Quarter total operating revenues of $247.0 million, a decrease of $12.4 million or 5% compared to the fourth quarter of 2025
•	First Quarter net loss of $29.0 million compared to net loss of $1.0 million in the fourth quarter of 2025
•	First Quarter Adjusted EBITDA[1] of $88.5 million, a decrease of $16.7 million or 16% compared to the fourth quarter of 2025
•	Completed the acquisition of five premium jack-up rigs from Noble Corporation in January 2026 for a total purchase price of $360 million
•	Entered into agreements to acquire five premium jack-up rigs via new 50/50 joint venture for a total purchase price of $287 million
•
Subsequent to quarter-end, completed an offering of $300 million aggregate principal amount of senior unsecured convertible notes due 2033, with proceeds primarily used to repurchase existing convertible bonds due 2028

•
Year-to-date 2026, the Company has been awarded 13 contract commitments, representing more than 2,250 days and $274 million of Dayrate Equivalent Backlog[2]. In addition, the Company recognized contract commitments of a further 772 days upon completing its acquisition from Noble Corporation.

Chief Executive Officer Bruno Morand commented:

"Our operational performance in the first quarter of 2026 resulted in technical utilization of 99.4% and economic utilization of 97.0%. Revenue for the period was $247.0 million, while first-quarter Adjusted EBITDA was $88.5 million, primarily impacted by the late contract start-up of the Odin, in addition to a credit loss provision of $8.4 million.

In the quarter, the Odin completed its mobilization from Mexico to the U.S. Gulf where operations were expected to start in February. However, start-up was delayed by additional contract preparation work and regulatory approvals. Looking ahead, we expect second quarter results to continue to be affected by the delayed start-up of the Odin, now anticipated to commence late June, as well as rigs transitioning between contracts.

Our contracting strategy continues to focus on covering near-term uncontracted days, balancing dayrates with contract tenor. Since our last earnings report, we have secured eight contract commitments, representing over 1,100 days of additional firm work. Our full-year 2026 contract coverage increased to 71% at an average dayrate of approximately $137,000 and coverage in the second half of the year now stands at 65%, as compared to 48% in our prior earnings report.

In the first quarter, we entered into an agreement for the acquisition of five premium jack-up rigs through a new joint venture in Mexico with an attractive valuation and financing structure. Upon closing, our fleet will in effect expand to 34 modern rigs. In April, we strengthened our capital structure through a $300 million convertible note offering, used to largely repurchase our existing 2028 convertible bonds. This transaction extended our maturity profile, lowered our financing cost, and increased the conversion price.

1 The Company presents Adjusted EBITDA, which is a financial measure calculated on a basis other than in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We define Adjusted EBITDA as net loss, adding back depreciation of non-current assets, loss from equity method investments, interest income, interest expense, other financial expenses, foreign exchange loss / (gain), net, income tax expense. We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.  For a reconciliation of Adjusted EBITDA to Net (loss) / income, please see the last page of this report.

2 The Company defines "Dayrate Equivalent Backlog" as the maximum potential contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Dayrate Equivalent Backlog includes (i) firm commitments for contract drilling services represented by definitive agreements, including binding letters of award and letters of intent, (ii) bareboat charter revenue adjusted to a dayrate-equivalent basis and (iii) revenue resulting from mobilization and demobilization fees, and includes such backlog from joint venture operations.

While the Middle East conflict has created near-term uncertainty, key tenders in the region continue to progress, with some modest delays. More broadly, in our view, recent events have strengthened the longer-term outlook for the sector providing for a higher oil price and a renewed focus on energy security. Shallow-water basins continue to represent an attractive resource, offering low-cost, short-cycle barrels that enable our customers to respond rapidly to the market backdrop. Due to the planning and budgeting processes of our customers, we expect that improved activity and dayrates will lag the oil price development by 6 to 12 months, as evidenced after the military invasion of Ukraine, when dayrates strongly increased. Therefore, we are increasingly confident about the Company’s prospects for 2027 and 2028 as we expect the disruptions from the conflict in the Middle East to be both substantial and long lasting. With this backdrop, Borr Drilling’s expanded fleet is well placed to support our customers’ demand and deliver long-term shareholder value as the cycle develops.”

Management Discussion and Analysis

The discussion below compares the unaudited results for the first quarter of 2026 to the unaudited results of the fourth quarter of 2025.

(In $ million)	Q1 2026	Q4 2025	Change ($)	Change (%)
Total operating revenues	247.0	259.4	(12.4)	(5)%
Total operating expenses	(201.0)	(192.1)	(8.9)	(5)%
Operating income	46.0	67.4	(21.4)	(32)%
Total financial expenses, net	(62.7)	(55.8)	(6.9)	(12)%
Income tax expense	(11.1)	(12.2)	1.1	9%
Net loss	(29.0)	(1.0)	(28.0)	nm [3]
Adjusted EBITDA	88.5	105.2	(16.7)	(16)%

Cash and cash equivalents	246.0	379.7	(133.7)	(35)%
Total equity	1,197.2	1,222.6	(25.4)	(2)%

Three months ended March 31, 2026 compared to three months ended December 31, 2025

Total operating revenues were $247.0 million for the first quarter of 2026, a decrease of $12.4 million or 5% compared to the fourth quarter of 2025. Total operating revenues consisted of $209.5 million in dayrate revenue, $26.6 million in bareboat charter revenue and $10.9 million in management contract revenue.

The overall decrease in total operating revenue is primarily a result of the $15.5 million decrease in dayrate revenue, partially offset by the $3.0 million increase in bareboat charter revenue, in comparison to the prior quarter. The decrease in dayrate revenue is primarily due to a decrease in reimbursable revenue of $10.8 million, in addition to a decrease in the number of operating days and dayrate for certain rigs. The increase in bareboat charter revenue is primarily due to an increase in number of rigs earning bareboat charter revenue as compared to the prior period.

Total operating expenses for the first quarter of 2026 were $201.0 million, an increase of $8.9 million compared to the fourth quarter of 2025, primarily due to a $4.6 million increase in rig operating and maintenance expenses and a $4.7 million increase in depreciation of non-current assets.  The increase in rig operating and maintenance expenses was primarily due to an $8.4 million provision for credit losses recorded in the first quarter of 2026, partially offset by a decrease in reimbursable expenses of $7.5 million compared to the fourth quarter of 2025. The increase in depreciation of non-current assets is due to an increase in the number of rigs owned after the completion of the Five-Rig Acquisition (see Financing and Corporate Developments herein).

Included in total operating revenues for the first quarter of 2026 is $16.5 million in reimbursable revenues, and included in total operating expenses is $11.8 million in reimbursable expenses.

Total financial expenses, net, for the first quarter of 2026 were $62.7 million, an increase of $6.9 million compared to the fourth quarter of 2025. The overall increase is primarily due to an increase of $6.5 million in interest expense due to debt increases in late 2025 and 2026 related to the additional issuance of 2030 Notes and the $150 million seller’s credit.

Net loss for the first quarter of 2026 was $29.0 million, an increase of $28.0 million compared to $1.0 million of net loss for the fourth quarter of 2025.

3 Not meaningful

Adjusted EBITDA for the first quarter of 2026 was $88.5 million, a decrease of $16.7 million, or 16%, compared to the fourth quarter of 2025.

Liquidity and Cash Flows

The Company's cash and cash equivalents as of March 31, 2026 were $246.0 million, compared to $379.7 million as of December 31, 2025. In addition, the Company had $234.0 million of undrawn revolving credit facilities, resulting in total liquidity of $480.0 million at the end of the quarter.

Net cash provided by operating activities for the first quarter of 2026 was $48.1 million. This includes $6.0 million of semi-annual cash interest payments and $6.7 million of income taxes paid.

Net cash used in investing activities for the first quarter of 2026 was $182.9 million primarily related to additions to jack-up drilling rigs. This includes $175.1 million paid for the acquisition of five rigs and $7.5 million, primarily related to long-term maintenance costs and capital additions for drilling equipment.

Net cash provided by financing activities for the first quarter of 2026 was $1.0 million related to proceeds from exercise of share options.

Financing and Corporate Developments

Five-Rig Acquisition

In January 2026, the Company completed the acquisition of five premium jack-up rigs from Noble Corporation for a total purchase price of $360 million (the “Five-Rig Acquisition”).

Fontis Acquisition

In March 2026, we entered into agreements to acquire the rig-owning entities of five premium jack-up rigs from Fontis Finance Ltd. for a total purchase price of $287 million (the "Fontis Acquisition”). The Fontis Acquisition will be completed through BC Ventures Limited, a newly established 50/50 joint venture between subsidiaries of the Company and its long-term well construction partner in Mexico, and includes two Friede & Goldman JU-2000E design rigs and three LeTourneau Super 116-C design rigs. The Fontis Acquisition is expected to be financed at closing through (i) a 2.5-year $237 million non-recourse seller’s credit secured by, among other things, a first priority lien on the five rigs, and (ii) a $25 million cash contribution from each of the Company and our local partner. The Fontis Acquisition is expected to close in the second half of 2026, subject to customary closing conditions, including merger control approvals.

Debt

As of March 31, 2026, the Company had debt outstanding in principal amount of $2,360.0 million, consisting of (i) $1,178.6 million aggregate principal amount of senior secured notes due 2028, (ii) $792.0 million aggregate principal amount of senior secured notes due 2030, (iii) $239.4 million aggregate principal amount of unsecured Convertible Bonds due 2028, and (iv) a $150.0 million seller’s credit due 2032 that was established in connection with the Five-Rig Acquisition.

As of March 31, 2026, the Company had undrawn and available borrowings totalling $234 million, comprising $200 million under its super senior revolving credit facility and $34 million under its senior revolving credit facility.

In April 2026, subsequent to quarter-end, the Company completed an offering of senior unsecured convertible notes due 2033 (the “Convertible Notes due 2033”), raising gross proceeds of $300 million. The Convertible Notes due 2033 bear interest at a rate of 3.5% per annum, which is payable semi-annually, beginning in November 2026, and mature in May 2033. In connection with such offering, the Company repurchased and cancelled $195.2 million aggregate principal amount of its Convertible Bonds due 2028.

Equity

The Company's issued share capital as of March 31, 2026 was $31.6 million divided into 315,400,000 shares with a par value of $0.10 per share. The Company's outstanding shares as of March 31, 2026 was 307,701,075, and the number of authorized shares is 365,000,000.

As previously announced, the Company has received approval for the uplisting of its shares to the Euronext Oslo Børs (the main list) and the first day of trading will be May 21, 2026. The Company’s primary listing will continue to be on the NYSE.

Fleet, Operations and Contracts

The Company’s fleet consists of 29 modern jack-up rigs, all built after 2008. Since the publication of our fourth quarter 2025 report, the Company has secured new contract commitments and extensions for the rigs Joro, Prospector 5, Ran, Thor, Skald and Sif.

As we announced in April, following periods of suspended operations, our four rigs in the Arabian Gulf were subsequently called back to work. After resuming operations, the Groa and Forseti concluded their contracts in Qatar, while the Forseti remains under bareboat charter with the former owner into December 2026.

As of the date of this report, 24 of our 29 rigs are either contracted or committed: five in Southeast Asia, four in the Middle East & North Africa, five in West Africa, three in Europe and seven in the Americas.

YTD 2026, the Company has been awarded 13 contract commitments, representing more than 2,250 days and $274 million of Dayrate Equivalent Backlog4. In addition, the Company recognized contract commitments of a further 772 days upon completing its acquisition from Noble Corporation.

The Company's total Dayrate Equivalent Backlog4 was $1.17 Billion as of March 31, 2026 and is $1.08 billion as of the date of this report.

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 99.4% in the first quarter of 2026, and the economic utilization was 97.0%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 87.8% at March 31, 2026, a decrease of 1.1 percentage points from December 31, 2025. The marketed utilization for the modern jack-up fleet (rigs built after year 2000) was 90.1% at March 31, 2026, and currently stands at 89.5%.

As of the date of this report, 11 newbuild rigs remain under construction and they account for 2.5% of the global marketed jack-up fleet. However, we expect that few of these rigs will join the marketed fleet in the near future due to many of these being in the early stages of construction and the ongoing supply chain challenges.

Risks and uncertainties 5

Borr Drilling is exposed to a number of risks related to the Company’s financial position, operations and the industry in which it operates.

Uncertainty persists in the market and oil benchmark prices are expected to remain volatile in light of, among other factors, the implementation of tariffs and potential further tariffs, oversupply and the current global economic uncertainty and geopolitical events affecting supply and demand. Geopolitical unrest and any expansion or increase of trade tensions, may result in oil supply disruptions and cause further volatility in commodity prices. We remain subject to risks relating to the volatility of our industry and the risk that demand and dayrates could decline further.

4 The Company defines "Dayrate Equivalent Backlog" as the maximum potential contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Dayrate Equivalent Backlog includes (i) firm commitments for contract drilling services represented by definitive agreements, including binding letters of award and letters of intent, (ii) bareboat charter revenue adjusted to a dayrate-equivalent basis and (iii) revenue resulting from mobilization and demobilization fees, and includes such backlog from joint venture operations.

5 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Our business is subject to supply chain constraints and inflationary pressure, which impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not remain at current levels, and may decline. In 2025, we received notices of temporary suspensions for certain rigs, and while most of the suspended rigs have since recommenced operations, any future suspensions or decline in demand for services of jack-up rigs could have a negative effect on the Company. The acquisition of the five rigs from Noble in January 2026 has increased the size of the fleet and the risks we face including the risk of a decline in demand. Our agreement to acquire a further five rigs through a 50/50 joint venture will, when completed, further increase the risks we face in the industry.

We are subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facilities, risks relating to covenant limitations and the interest and other payments due on our senior secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness, including the risk that we may not be able to refinance our debt as it matures.

Conference call

A conference call and webcast is scheduled for 09:00 New York time (15:00 CEST) on Thursday, May 21, 2026 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company's website, www.borrdrilling.com.

Forward looking statements

This announcement and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance", the negative of such terms, and similar expressions and include statements regarding industry trends and market outlook, expectations about Adjusted EBITDA in Q2, an  expected rebound in the second half of 2026, expectations about the start date of the Odin contract, supply/demand expectations, statements about the state of the jack-up rig and oil industry, including our confidence in our prospects for 2027 and 2028, our expectations about increased activity and dayrates, including associated oil price developments and associated timing, and our expectations about the impact of the Middle East conflict, Dayrate Equivalent Backlog, contractual commitments, tender activity and expected contracting, customer activity and contracting opportunities, market conditions, statements about the global jack-up fleet, including the number of rigs contracted and available and expected trends in the global fleet, including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, statements about the Five-Rig Acquisition and the Fontis Acquisition, including the expected timing of the completion of such acquisition, and statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements.

These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual financial results, level of activity, performance, financial position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry and industry conditions, business, the risk that our actual results of operations in current or future periods differ materially from expected trends in results discussed herein, the timing of payments to us and the risk of delays in payments or receivables to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, including the risk that we may not be able to recover amounts due from our customers or that customers may not be able to continue to comply with contracts with us, the risk of customers becoming subject to sanctions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that backlog will not materialize as expected, risks relating to the operations of our rigs, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting our most recently delivered and acquired rigs and other available rigs including the five rigs acquired in the Five-Rig Acquisition and the five rigs to be acquired in respect of the Fontis Acquisition, and other risks related to such acquisitions, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension or termination of operations, including as a result of customers becoming subject to sanctions, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our Convertible Bonds due 2028 and due 2033, our seller’s credit with Noble Corporation due 2032 and debt under our revolving credit facilities and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facilities and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, including risks related to dilution from any future offering of shares or convertible bonds, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to military actions and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with and submissions to the U.S. Securities and Exchange Commission.

These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026  under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com.

May 20, 2026

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company's Unaudited Net Loss to Adjusted EBITDA.

(in US$ millions)	Q1 2026	Q4 2025
Net loss	(29.0)	(1.0)
Depreciation of non-current assets	42.5	37.8
Loss from equity method investments	1.2	0.4
Interest Income	(1.7)	(1.5)
Interest expense	63.2	56.7
Other financial expenses	0.6	1.0
Foreign exchange loss / (gain), net	0.6	(0.4)
Income tax expense	11.1	12.2
Adjusted EBITDA	88.5	105.2

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended
(In $ millions, except per share data)	March 31, 2026	March 31, 2025
Operating revenues
Dayrate revenue	209.5	202.2
Bareboat charter revenue	26.6	7.6
Management contract revenue	10.9	6.8
Total operating revenues	247.0	216.6

Gain on disposals	—	0.4

Operating expenses
Rig operating and maintenance expenses	(144.7)	(109.8)
Depreciation of non-current assets	(42.5)	(35.9)
General and administrative expenses	(13.8)	(11.1)
Total operating expenses	(201.0)	(156.8)

Operating income	46.0	60.2

Loss from equity method investments	(1.2)	(1.8)

Financial income (expenses), net
Interest income	1.7	0.6
Interest expense	(63.2)	(58.1)
Other financial expenses, net	(1.2)	(5.2)
Total financial expenses, net	(62.7)	(62.7)

Loss before income taxes	(17.9)	(4.3)
Income tax expense	(11.1)	(12.6)
Net loss attributable to shareholders	(29.0)	(16.9)
Total comprehensive loss attributable to shareholders	(29.0)	(16.9)

Basic and diluted loss per share	(0.09)	(0.07)
Weighted-average shares outstanding - basic and diluted	307,919,852	243,386,188

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2026	December 31, 2025
(In $ millions, except per share data)	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	246.0	379.7
Restricted cash	0.9	1.0
Trade receivables, net	230.8	191.8
Prepaid expenses	12.8	8.3
Deferred costs	30.5	29.3
Accrued revenue	123.8	132.9
Due from related parties	1.2	2.3
Other current assets	24.7	23.1
Total current assets	670.7	768.4

Non-current assets
Property, plant and equipment	2.0	2.0
Jack-up drilling rigs, net	3,067.9	2,742.7
Equity method investments	10.6	11.8
Other non-current assets	51.9	100.7
Total non-current assets	3,132.4	2,857.2
Total assets	3,803.1	3,625.6

LIABILITIES AND EQUITY
Current liabilities
Trade payables	43.5	33.8
Accrued expenses	75.4	76.0
Short-term accrued interest	83.4	31.2
Short-term debt	129.3	129.3
Short-term deferred revenue	24.3	24.2
Other current liabilities	56.2	56.2
Total current liabilities	412.1	350.7

Non-current liabilities
Long-term debt	2,175.6	2,021.0
Long-term deferred revenue	15.9	29.5
Other non-current liabilities	2.3	1.8
Total non-current liabilities	2,193.8	2,052.3
Total liabilities	2,605.9	2,403.0

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 365,000,000 (2025: 365,000,000) shares, issued 315,400,000 (2025: 315,400,000) shares and outstanding 307,701,075 (2025: 307,215,419) shares	31.6	31.6
Treasury shares	(16.1)	(18.1)
Additional paid in capital	523.5	521.9
Contributed surplus	1,919.0	1,919.0
Accumulated deficit	(1,260.8)	(1,231.8)
Total equity	1,197.2	1,222.6
Total liabilities and equity	3,803.1	3,625.6

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Cash flows from operating activities
Net loss	(29.0)	(16.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash share-based compensation expense	2.6	3.4
Provision for credit losses	8.4	—
Depreciation of non-current assets	42.5	35.9
Amortization of deferred mobilization and contract preparation costs	10.4	10.2
Amortization of deferred revenue	(13.1)	(7.8)
Amortization of debt discount	1.7	1.7
Amortization of debt premium	(0.7)	(0.7)
Amortization of deferred finance charges	4.0	3.2
Non-cash financing fee	—	4.2
Loss from equity method investments	1.2	1.8
Deferred income tax	0.2	(0.5)
Change in assets and liabilities:
Amounts due from related parties	1.1	74.4
Trade payables and accrued expenses	18.7	(22.6)
Accrued interest	52.2	47.8
Other current and non-current assets	(52.2)	18.5
Other current and non-current liabilities	0.1	(13.9)
Net cash provided by operating activities	48.1	138.7

Cash flows from investing activities
Purchase of property, plant and equipment	(0.3)	(0.1)
Additions to jack-up drilling rigs	(182.6)	(25.0)
Net cash used in investing activities	(182.9)	(25.1)

Cash flows from financing activities
Cash distributions paid	—	(4.7)
Purchase of treasury shares	—	(0.2)
Proceeds from exercise of share options	1.0	—
Net cash provided by / (used in) financing activities	1.0	(4.9)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(133.8)	108.7
Cash, cash equivalents and restricted cash at the beginning of the period	380.7	62.5
Cash, cash equivalents and restricted cash at the end of the period	246.9	171.2

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Supplementary disclosure of cash flow information
Interest paid	(6.0)	(6.1)
Income taxes paid	(6.7)	(16.9)
Non-cash additions to jack-up drilling rigs financed by long-term debt	150.0	—
Non-cash offset of other current and non-current assets and jack-up rigs	1.6	(0.6)

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31, 2026	December 31, 2025
Cash and cash equivalents	246.0	379.7
Restricted cash	0.9	1.0
Total cash and cash equivalents and restricted cash	246.9	380.7